

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via E-mail</u>
Mr. Alvin D. Kang
President and Chief Executive Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, California 90010

Re: Nara Bancorp, Inc.
Amendment No. 2 to the Registration Statement on Form S-4
Filed July 15, 2011
File number 333-173511

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 5, 2011
File number 0-50245

Center Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 9, 2011
File number 0-50050

Dear Mr. Kang:

    We have reviewed your amended registration statement, filed July 15, 2011, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form 10-Q filed for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 10. Business Segments

We note your response to comment 15 in the letter dated June 21, 2011 as well as the expanded disclosures on page 11 of the Form S-4 regarding the substantial reduction in the loan loss provision recognized in the first quarter of 2011 as compared to the corresponding 2010 period and the resulting positive impact on the company's operating performance during this specific timeframe. In regard to the reversal of the loan loss provision within the banking operations segment, specifically within the commercial business loan class, please address the following so that we will have a better understanding of the reasons for the $2.8 million reversal in this specific class:

- Provide us with sufficient information regarding the lower historical loss rates for the commercial business class of loans addressing how this information impacts the quantitative components of the Migration Analysis;
- Explain to us the basis and support for utilizing the most recent 12 quarters of loss experience (for all loan types) as opposed to a shorter timeframe given the differing economic conditions within the geographical areas in which the company has operations;
- Address whether the information used in deriving the loss experience (for all loan types) is weighted;
- Address whether there has ever been any changes in the weighting allocations as a result of actual loss experience recognized;
- Explain to us the nature and extent (i.e. quantifying the impact) of each of the qualitative adjustments which were made to your identified factors within the Credit Risk Matrix which contributed to the reversal in the first quarter of 2011;
- Provide us with any other specific information which would help us to understand the reasons for the reversal of the allowance for loan losses recognized in the first quarter of 2011 within the Commercial Business class of loans;
- In regard to the financial information previously requested, please update this information through the quarter ended June 30, 2011; and
- Tell us what consideration you have given to expanding your discussion of the allowance for loan loss within MD&A to provide more clear and concise information addressing the changes in the allowance within the context of the changes in financial operating performance and credit quality metrics within each of your identified operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
          James R. Walther
          Mayer Brown